

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2021

Tyler Reeder
President and Chief Executive Officer
ECP Environmental Growth Opportunities Corp.
40 Beechwood Road
Summit, New Jersey 07901

Re: **ECP Environmental Growth Opportunities Corp.**
Amendment No. 2 to Registration Statement on Form S-1
Filed February 1, 2021
Amendment No. 1 to Registration Statement on Form S-1
Filed January 28, 2021
File No. 333-252172

Dear Mr. Reeder:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Registration Statement on Form S-1 filed February 1, 2021

The Offering
Founder Shares, page 16

1. We note your disclosure that in addition to your initial stockholders' founder shares, you would need 11,250,001, or 37.5% (assuming all outstanding shares are voted and the over-allotment option is not exercised), or 1,875,001, or 6.25% (assuming only the minimum number of shares representing a quorum are voted and the over-allotment option is not exercised), of the 30,000,000 public shares sold in this offering to be voted in favor of your initial business combination in order to have such initial business combination approved. We also note your disclosure that the GSAM Client Accounts have indicated

that they intend to purchase up to 9.9% of the units in the offering. Please also disclose the impact on the vote required by the public shareholders to approve the initial business combination if GSAM Client Accounts purchases such units.

 You may contact Diane Fritz at (202) 551- 3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551- 3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ryan Maierson